EXHIBIT 14.1

The Way We Work

MCI’s Code of Ethics and Business Conduct

Dear MCI Colleagues,

At MCI, ethical conduct forms the foundation for our business success. Our commitment to high standards in no way diminishes our determination to aggressively pursue success in the marketplace as a superior provider of the industry’s most innovative products and services. Indeed, over the long term, being—and being recognized as—a highly ethical company will provide us with a sustainable competitive advantage. History has proven that while some may achieve short-term success by cutting corners, at the end of the day, only the true ethics leaders in industry will remain standing. We shall stand tall among them.

When I began my job as CEO, I set forth ten Guiding Principles that would define the way we work at MCI. These principles were intended to establish the ethics roadmap we all should follow, with the goal of establishing a common culture committed to upholding the highest standards. This Code is anchored in those Principles, and adds additional detail to the framework they provide.

•	Build Trust and Credibility

•	Respect for the Individual

•	Create a Culture of Open and Honest Communications

•	Set Tone at the Top

•	Uphold the Law

•	Avoid Conflicts of Interest

•	Set Metrics and Report Results Accurately,

•	Promote Substance Over Form

•	Be Loyal

•	Do the Right Thing

This Code, which has been approved by the MCI Board of Directors, applies to everyone who acts on behalf of MCI or its subsidiaries – including employees, executive officers, members of the Board of Directors, agents, consultants, contractors, or others. It is intended as a resource to help guide us in acting responsibly, ethically, and lawfully. Each of us is responsible for knowing and adhering to the values and standards set forth in this Code. Equally important, we all have an obligation to raise questions and to report concerns if we believe that the standards are not being met. The last page of this Code gives complete information on where to go for help.

Because we want our business partners, vendors, customers, and investors to understand the way we work, and what they can expect of us, this Code of Conduct will be made available to the public in our governmental filings and will appear on the Company’s website.

Our abiding commitment to maintaining the highest standards of ethical business conduct defines our future. Together, we will deliver on our promise.

Michael D. Capellas

President and Chief Executive Officer

MCI

Build Trust and Credibility

Do what you say and say what you do

Our business success depends on the trust and confidence we earn from our employees, customers and shareholders. We gain such credibility by keeping our commitments, acting with honesty and integrity, and pursuing our company goals solely through honorable conduct. Although we must say what we do, words only go so far. Ultimately, we will be judged by our actions.

When considering any action, it is wise to ask: will this build trust and credibility for MCI? Will it help create an environment in which MCI can succeed over the long term? Will it satisfy even those who should be our harshest critics—ourselves? Only when the answer to such questions is yes will we be on the way to maximizing trust and credibility.

Respect for the Individual

Treat each other with dignity and integrity

We all deserve to work in an environment where we are treated with dignity and respect. MCI is committed to creating such an environment, because it brings out the full potential in each of us, which in turn contributes directly to our business success. We cannot afford to let anyone’s talents go to waste.

MCI draws significant strength from its cultural diversity. Contributions from individuals with differing backgrounds and experiences enrich the work and the work environment for everyone. Moreover, as our global businesses continue to grow, our diversity will become increasingly integral to our success.

MCI is an equal employment opportunity/affirmative action employer and is committed to providing a workplace that is free of discrimination of all types and from abusive, offensive or harassing behavior. Any employee who feels harassed or discriminated against should report the incident to management, Human Resources, or the Ethics Line.

Create a Culture of Open and Honest Communications

Everyone should feel comfortable to speak his or her mind

At MCI, everyone should feel comfortable to speak his or her mind, particularly with respect to ethics concerns. Managers have a responsibility to create an open and supportive environment where employees feel comfortable raising such questions. We all benefit enormously when employees exercise their power to prevent mistakes or wrongdoing by asking the right questions at the right times.

MCI will investigate all reported instances of questionable or unethical behavior. In every instance where improper behavior is found to have occurred, the Company will take appropriate action. We will not tolerate retaliation against employees who raise genuine ethics concerns in good faith.

Employees are encouraged, in the first instance, to address such issues with their manager or local human resources representative, as most problems can best be resolved locally. If for any reason that is not possible, or if an employee is not comfortable raising the issue locally, employees have many other resources available, including the Ethics Line (operated by the Office of Ethics and Business Conduct) and the Open Door Line (operated by the Human Resources Employee Relations Solutions Team).

Set Tone at the Top

Management leads by example

Managers have the added responsibility for demonstrating, through their actions, the importance of this Code. In any organization, ethical behavior does not simply happen; it is the product of clear and direct communication of behavioral expectations, modeled from the top and demonstrated by example. Again, ultimately, our actions are what matter.

To make our Code work, managers must be responsible for promptly addressing ethical questions or concerns raised by employees, and for taking the appropriate steps to deal with such issues. Managers should not consider employees’ ethics concerns as threats or challenges to their authority, but rather as another encouraged form of business communication. At MCI, we want the ethics dialogue to become a natural part of our daily work.

Members of MCI’s senior management team have voluntarily executed a pledge in which they affirm their commitment to the principles embodied in this Code and the law. This pledge demonstrates their commitment to building MCI’s future success on a foundation of integrity. Any waiver of this Code for executives, officers or directors may be granted only by MCI’s Board of Directors and will be promptly disclosed, along with the reasons for granting the waiver, as required by law or stock exchange regulation.

Uphold the Law

Put the law of the land on a pedestal

MCI’s commitment to integrity begins with complying with the laws, rules and regulations in the countries in which we do business. Further, each of us must have an understanding of the Company policies, laws, rules, and regulations that apply to our specific roles within MCI. If we are unsure of whether a contemplated action is permitted by law or MCI policy, we should seek advice from Law and Public Policy or contact the Ethics Line. We all are responsible for preventing violations of law and for speaking up if we see possible violations.

Because of the nature of our business, some legal requirements warrant specific mention here.

Competition

We are dedicated to ethical, fair and vigorous competition. We will sell MCI’s products and services based on their merit, superior quality and functionality, and competitive pricing. We will make independent pricing and marketing decisions and will not improperly cooperate or coordinate our activities with our competitors. We will not offer or solicit improper payments or gratuities in connection with the purchase of goods or services for MCI or the sales of its products or services. Nor will we engage or assist in unlawful boycotts of particular customers.

Proprietary Information

It is important that we respect the property rights of others. We will not acquire or seek to acquire by improper means a competitor’s trade secrets or other proprietary or confidential information. We will not engage in unauthorized use, copying, distribution, or alteration of software or other intellectual property.

Securities Regulation

We will comply with applicable restrictions on securities trading and disclosures. We recognize that the fair operation of the securities markets requires that we not engage in improper trading or disclosures about the securities of MCI. Those involved in such improper activities are subject to severe civil or criminal penalties. Moreover, such activities will inevitably result in adverse publicity and embarrassment to MCI and the individuals involved. Because the securities laws are complex, MCI has published a detailed Statement of Policy concerning Trading in Securities, which is available from Law and Public Policy.

Insider Trading

From time to time we may learn of material, non-public information (known as “inside information”) concerning MCI or other companies. We will not buy or sell the stock or other securities (e.g., notes or bonds) of MCI or those other companies or their competitors while in possession of such inside information, nor otherwise use the information for our own personal advantage or the advantage of others.

Selective Disclosure

We will not selectively disclose (whether in one-on-one or small discussions or meetings, in a presentation or proposal or otherwise) any material non-public information with respect to MCI, its securities, business operations, plans, financial condition, results of operations, or any development or plan. We should be particularly vigilant when making presentations or proposals to customers that our presentations do not contain material, non-public information.

Health and Safety

MCI is dedicated to maintaining a healthy environment. Because the health and safety of our customers, our fellow employees, and the communities in which we operate is important to us, we will make environmental issues and concerns an integral part of our business decisions and transactions. Accordingly, we will comply with all applicable environmental laws and regulations in the countries where we do business.

Political Activities

MCI encourages employees to participate in the political process. However, because there are laws restricting political activity by corporations, employees’ participation must be on an individual basis, on non-work time, and at their own expense. It is important that there be no appearance that the activity is being undertaken on behalf of MCI. Due to the complex laws and regulations governing corporate political participation, MCI’s Law and Public Policy Federal Legislative Group must approve any use of corporate funds or resources for political contributions and other related activities.

MCI sponsored political action committees (“PACs”) may be funded only through voluntary contribution from MCI employees. Because we are committed to complying with the Federal Election Campaign Act, as well as other similar laws, rules and regulations governing PAC solicitations and other corporate political activities, we will not solicit for contributions to PACs or use any corporate funds or resources for any political activity unless given specific advance approval by MCI’s Law and Public Policy Federal Legislative Group.

International Business Laws

We will abide by the laws, rules and regulations of countries where we do business. MCI operates in countries all over the world. We are committed to following not only U.S. laws that deal with foreign business transactions, but also with the laws of the host countries in which we operate. If cultural differences, local customs or laws create a question of interpretation of this Code, employees should seek guidance from Law and Public Policy or the Ethics Line.

Avoid Conflicts of Interest

Carefully and consciously manage various stakeholder interests

Conflicts of Interest

We must avoid any relationship or activity that might impair, or even appear to impair, our ability to make objective and fair decisions when performing our jobs. At times, we may be faced with situations where the business actions we take on behalf of MCI may conflict with our own personal or family interests because the course of action that is best for us personally may not also be the best course of action for MCI. We owe a duty to MCI to advance its legitimate interests when the opportunity to do so arises. We must never use MCI property or information for personal gain, or personally take for ourselves any opportunity that is discovered through our Company position.

Here are some other ways in which conflicts of interest could arise:

•	Being employed (you or a close family member) by, or acting as a consultant to, an MCI competitor or potential competitor, supplier, or contractor, regardless of the nature of the employment, while you are employed by MCI

•	Hiring or supervising family members or closely related persons

•	Serving as a board member for an outside commercial company or organization

•	Owning or having a substantial interest in a competitor, supplier or contractor

•	Having a personal interest, financial interest or potential gain in any MCI transaction

•	Placing Company business with a firm owned or controlled by an MCI employee or his/her family

•	Accepting gifts, discounts, favors, or services from a customer/potential customer, competitor or supplier unless equally available to all MCI employees

Determining whether a conflict of interest exists is not always easy to do. Employees with conflict of interest questions should seek advice from management or the Ethics Line.

Before engaging in any activity, transaction, or relationship that might give rise to a conflict of interest, employees must seek review through the conflict of interest determination process administered by the Ethics Line.

Gifts, Gratuities and Business Courtesies

MCI is committed to competing solely on the merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by MCI was sought, received, or given in exchange for personal business courtesies. Business courtesies include gifts, gratuities, meals, refreshments, entertainment or other benefits from persons or companies with whom MCI does or may do business. We will neither give nor accept business courtesies that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate law, regulation, or policies of the Company or customer, or would cause embarrassment to or reflect negatively on MCI’s reputation.

Although customs and practices might differ among the many marketplaces in which we conduct our business, our policies regarding business courtesies are substantially similar within the U.S. and elsewhere throughout the world. As a matter of respect for the rich and diverse business customs practiced in the international markets in which we do business, we recognize that permissible business conduct might differ somewhat based on local ethical business practices, or upon guidance from the Ethics Office and Law and Public Policy. Nonetheless, our actions internationally must always be in keeping with our Guiding Principles.

Accepting Business Courtesies

Most business courtesies offered to us in the course of our employment are offered because of our positions at MCI. We should not feel any entitlement to accept and keep a business courtesy. Although we many not use our position at MCI to obtain business courtesies, and we must never ask for them, we may accept unsolicited business courtesies that promote successful working relationships and good will with the firms whom MCI maintains or may establish a business relationship.

Employees who award contracts or who can influence the allocation of business, who create specifications that result in the placement of business, or who participate in negotiating contracts, must be particularly careful to avoid actions that create the appearance of favoritism or that my adversely affect the company’s reputation for impartiality and fair dealing. The prudent course is to refuse a courtesy from a supplier when MCI is involved in choosing or reconfirming a supplier or under circumstances that would create an impression that offering courtesies is the way to obtain MCI business.

Meals, Refreshments, and Entertainment

We may accept occasional meals, refreshments, entertainment, and similar business courtesies, that are shared with the person who has offered to pay for the meal or entertainment, provided that:

•	They are not inappropriately lavish or excessive; and

•	The courtesies are not frequent and do not reflect a pattern of frequent acceptance of courtesies from the same person or entity; and

•	The courtesy does not create the appearance of an attempt to influence business decisions, such as accepting courtesies or entertainment from a supplier whose contract is expiring in the near future; and

•	The employee accepting the business courtesy would not feel uncomfortable discussing the courtesy with his or her manager or co-worker, or having the courtesies known by the public.

Gifts

Employees may accept unsolicited gifts, other than money, that conform to the reasonable and ethical practices of the marketplace, including

•	Flowers, fruit baskets, and other modest presents that commemorate a special occasion

•	Gifts of nominal value, such as calendars, pens, mugs, caps, and t-shirts (or other novelty, advertising, or promotional items)

Generally, employees may not accept compensation, honoraria, or money of any amount from entities with whom MCI does or may do business. Tangible gifts (including tickets to a sporting or entertainment event) that have a market value of greater than $100 may not be accepted unless approval is obtained from management and the Ethics Office.

Employees with questions about accepting business courtesies should talk to their manager or contact the Ethics Line.

Offering Business Courtesies

Any employee who offers a business courtesy must assure that it cannot reasonably be interpreted as an attempt to gain an unfair business advantage or otherwise reflect negatively upon MCI. An employee may never use personal funds or resources to do something that cannot be done with MCI resources. Accounting for business courtesies must be in accordance with approved company procedures.

Other than to our government customers, for whom special rules apply, we may provide non-monetary gifts (e.g. MCI logo apparel or similar promotional items). Further, management may approve other courtesies, including meals, refreshments, or entertainment of reasonable value, provided that:

•	The practice does not violate any law or regulation or the standards of conduct of the recipient’s organization; and

•	The business courtesy is consistent with industry practice, is infrequent in nature and is not lavish; and

•	The business courtesy is properly reflected on the books and records of MCI.

Business Courtesies to U.S., State and Local Government Employees

Specific requirements and restrictions apply regarding the offering of business courtesies to government officials or employees. Laws, rules and regulations concerning appropriate meals, gifts, and entertainment for government employees are complex and can vary depending on government branch, state, or other jurisdiction. It is against MCI policy to offer or give a business courtesy to a government employee unless the regulations applicable to that employee permit acceptance of the business courtesy. If you are unsure of the rules, consult with Law and Public Policy or the Ethics Line before offering any courtesy to a government employee.

Business Courtesies to Foreign Government Officials

The Foreign Corrupt Practices Act, or the laws of other countries, restrict the giving of business courtesies to foreign government personnel or public officials. Employees should consult with the Law and Public Policy International Affairs Group before offering meals, gifts, gratuities, entertainment, or other things of value to any foreign government official, foreign political party or party official, or candidate for political office outside of the United States.

Set Metrics and Report Results Accurately

Balance between the short and long term

Accurate Public Disclosures

We will make certain that all disclosures made in financial reports and public documents filed with the Securities and Exchange Commission, and other public communications, are full, fair, accurate, timely, and understandable. This obligation applies to all employees, including all financial executives, with any responsibility for the preparation for such reports including drafting, reviewing and signing or certifying the information contained therein. No business goal of any kind is ever an excuse for misrepresenting facts or falsifying records.

Employees should inform senior management and the Ethics Line if they learn that information in any filing or public communication was untrue or misleading at the time it was made or if subsequent information would affect a similar future filing or public communication.

If you have concerns about any aspect of our financial disclosures, you should contact your manager, the Ethics Line, Internal Audit or Law and Public Policy.

Corporate Recordkeeping

We create, retain, and dispose of our company records as part of our normal course of business in compliance with all MCI policies and guidelines, as well as all regulatory and legal requirements.

All corporate records must be true, accurate and complete, and company data must be promptly and accurately entered in our books in accordance with MCI’s and other applicable accounting principles.

We must not improperly influence, manipulate, or mislead any authorized audit, nor interfere with any auditor engaged to perform an internal or independent audit of MCI books, records, processes, or internal controls.

Promote Substance Over Form

Focus on what is important and not what is convenient

At times, we are all faced with decisions we would rather not have to make and issues we would prefer to avoid. Sometimes, we hope that if we avoid confronting a problem, it will simply go away.

At MCI, we must have the courage to tackle the tough decisions and make the difficult choices, secure in the knowledge that MCI is committed to doing the right thing. At times this will mean doing more than simply what the law requires. Merely because we can pursue a course of action does not mean we should do so.

Although MCI’s Guiding Principles cannot address every issue or provide answers to every dilemma, they define the spirit in which we intend to do business and should guide us in our daily conduct.

Accountability

Each of us is responsible for knowing and adhering to the values and standards set forth in this Code and for raising questions if we are uncertain about company policy. If we are concerned whether the standards are being met or are aware of violations of the Code we must contact the Ethics Line.

MCI takes seriously the standards set forth in the Code and violations are cause for disciplinary action up to and including termination.

Be Loyal

To your families, your company, yourselves

Confidential and Proprietary Information

Integral to MCI’s business success is our protection of confidential company information, as well as non-public information entrusted to us by employees, customers, and other business partners. Confidential and proprietary information includes such things as pricing and financial data, customer names/addresses, or non-public information about other companies, including current or potential supplier and vendors. We will not disclose confidential and non-public information without a valid business purpose and proper authorization.

Use of Company Resources

Company resources, including time, material, equipment, and information, are provided for company business use. Nonetheless, occasional personal use is permissible as long as it does not affect job performance or cause a disruption to the workplace.

Employees and those who represent MCI are trusted to behave responsibly and use good judgment to conserve company resources. Managers are responsible for the resources assigned to their organizations and are empowered to resolve issues concerning their proper use.

Generally, we will not use company equipment such as computers, copiers, and fax machines in the conduct of an outside business or in support of any religious, political, or other outside organization activity, except for company-requested support to non-profit organizations. We will not solicit contributions, nor distribute non-work related materials during work hours.

In order to protect the interests of the MCI network and our fellow employees, MCI reserves the right to monitor or review all data and information contained on an employee’s company-issued computer or electronic device, use of the Internet, or MCI’s Intranet. We will not tolerate the use of company resources to create, access, store, print, solicit, or send any materials that are harassing, threatening, abusive, sexually explicit, or otherwise offensive or inappropriate.

Questions about the proper use of company resources should be directed to your manager.

Media Inquiries

MCI is a high profile company and, from time to time, employees may be approached by reporters and other members of the media. In order to ensure that we speak with one voice and provide accurate information about the Company, we should direct all media inquiries to the Public Relations department. No one may issue a press release without first consulting the Public Relations department

Do the Right Thing

Because it’s the right thing to do

Several key questions can help to identify situations that may be unethical, inappropriate or illegal. Ask yourself:

•	Does what I am doing comply with the letter and the spirit of MCI’s Guiding Principles and company policies?

•	Have I been asked to misrepresent information or deviate from normal procedure?

•	Would I feel comfortable describing my decision at a staff meeting?

•	How would it look if it made the headlines?

•	Am I being loyal to my family, my company and myself?

•	What would I tell my child to do?

•	Is it the right thing to do?

Contacts

How to contact the Audit Committee

The Audit Committee of the Board of Directors of MCI has created a process by which employees may transmit information, questions, complaints or concerns regarding the Company’s accounting, internal accounting controls or auditing matters. The Audit Committee may be contacted as follows:

Chairman, Audit Committee

Worldcom, Inc.

c/o Corporate Secretary

22001 Loudoun County Parkway

Ashburn, VA 20147

The Audit Committee may also be contacted through the Ethics Office.

How to contact the Ethics Office

The Office of Ethics and Business Conduct maintains a confidential Ethics Line. Employees are encouraged to contact the Ethics Line to discuss any ethics question or concern, to seek clarification or guidance about the Code of Conduct, to report potential wrongdoing or inappropriate conduct in the Company, or to seek a determination regarding a potential conflict of interest.

All contacts are kept confidential to the greatest extent possible, and efforts will be made to handle questions or concerns promptly, thoroughly, and discreetly. Employees may also contact the Ethics Line anonymously; should employees choose not to identify themselves, no efforts will be made to identify them.

Any employee who believes he or she has been subjected to retaliation should immediately contact the Ethics Line or Human Resources.

The Ethics Line may be contacted through any of the following ways:

By telephone (toll-free):	By mail:
1-877-624-0007	MCI Ethics Line
V-net: 222-6111	1133 19th Street, N.W.
Washington, DC 20036
E-mail: ethicsline@mci.com

Ethics Line team members answer the Ethics Line from 9:00am – 5:30pm EST, Monday – Friday. A confidential voicemail box will record a message if the line is busy or if the contact occurs after business hours.

How to contact the Employee Relations Solutions Team

Employees with workplace issues involving relationships with management, peers or other issues related to the work environment may also contact the Employee Relations Solutions Team through the Open Door line. Examples of these issues would include cases of sexual harassment, performance management disputes, disparate treatment, and/or violations of MCI’s EEO and other workplace policies.

Employees can reach the Open Door line at 1-800-730-DOOR (3667) or at employee-relations@mci.com. An employee advocate will respond to the call and provide confidential advice, information and assistance.